Exhibit 99.5

Intermap Reports Second Quarter 2025 Results

Operating cash flow grew 22% in the first half of the year

Company reaffirms projected 2025 revenue of $30–35 million and 28% EBITDA margin

Conference call today at 5:00 pm ET to discuss results

DENVER, August 14, 2025 – Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial intelligence solutions, today announced its financial results for the three months ended June 30, 2025.

Second quarter revenue declined year over year from $3.6 million to $3.0 million due to timing effects from Indonesia and a commercial contract.

The Company generated $2.1 million of operating cash flow during the quarter compared with a use of $500 thousand in the second quarter of 2024. Operating cash flow for the six months ended June 30, 2025 of $1.4 million increased 22% over the same period in 2024.

In Acquisition Services, results include demobilization and other pursuit costs associated with Indonesia’s Integrated Land Administration and Spatial Planning (ILASP) initiative. During the quarter, Indonesia completed its funding agreement with the World Bank, released a Draft Request for Proposals (RFP) for public comments, including World Bank requirements, and announced the U.S.–Indonesia trade agreement, specifically strengthening the opportunity for greater digital trade, services and investment in the country. Intermap has been a reliable, long-term investor in Indonesia with a permanent operation there and track record of capacity building and technology investment.

During the quarter, the Company added to its pipeline of global government business. Intermap’s pipeline includes several new multi-year opportunities with priorities across Southeast Asia, North America, South America and the Middle East. While recent U.S. Department of Defense (DOD) budget adjustments affected the timing of certain programs during the quarter, none of Intermap’s DOD contracts experienced a reduction in funding ceilings as a result of the Department of Government Efficiency (DOGE) review.

Intermap’s commercial insurance business continues to grow driven by AI/ML innovation. During the quarter, the Company began implementing with several clients its Insurance Risk Assistant Subsystem (IRAS), an agentic AI-driven SaaS solution that mitigates basis risk for insurers. This new and innovative product, developed over a 10-year period, improves property risk evaluation with authoritative data integration, advanced geospatial analytics and automation, supporting flood, fire, seismic, and wind vulnerability analysis, reducing underwriting errors, and improving claim predictability by up to 30%, while meeting regulatory requirements such as the EU’s General Regulatory Data Protections Requirements (GDPR).

Reflecting the successful issuance of 5.3 million shares for C$2.25 per share in February 2025, the Company settled non-recurring accrued liabilities and payables of $1.2 million during the quarter. Adjusting for these cash payments, earnings per share of $0.01 were flat and working capital (current assets less current liabilities) improved to $3.6 million. Dilutive shares were reduced by 1,309,308 and liquidity improved to $8.6 million from $3.8 million at December 31, 2024. The Company manages its liabilities to mitigate going concern risk, align incentive compensation with contracting performance and qualify for upcoming government tenders.

The Company continues to focus on delivering priority GEOINT products and technology in mission-critical areas and geographies of the world where Intermap’s exquisite solutions advance national security, risk management, navigation, data infrastructure modernization and digital data transformation.

Outlook

Intermap reaffirms its previously projected 2025 revenue of $30–35 million and a 28% EBITDA margin. The Company does not provide quarterly guidance and anticipates meeting its annual numbers based on expectations for the full year. Primary risks to the outlook include timing effects of government tenders and commercial adoption of new product launches.

Quarterly Filing

The Company’s consolidated financial statements for the quarter ended June 30, 2025, along with management’s discussion and analysis for the corresponding period and related management certifications for the second quarter financial results, will be filed on SEDAR+ at www.sedarplus.ca and on the SEC’s EDGAR website at SEC.gov on August 14, 2025.

Adjusted EBITDA is a non-GAAP measure. The term earnings before interest, taxes, depreciation and amortization (EBITDA) consists of net loss and excludes interest (financing costs), taxes, and depreciation. Adjusted EBITDA also excludes share-based compensation, fair value adjustments and foreign currency translation. See “Reconciliation of Non-GAAP Measures” in Company’s Management’s Discussion and Analysis filed on SEDAR+ at www.sedarplus.ca and on the SEC’s EDGAR website at SEC.gov.

Conference Call Details

Intermap’s CEO Patrick A. Blott and CFO Jennifer Bakken will host a live webinar today, at 5:00 pm ET to review the results, provide Company updates and answer investor questions following the presentation.

Intermap invites shareholders, analysts, investors, media representatives and other stakeholders to attend the earnings webinar to discuss the second quarter results.

DATE	Thursday, August 14, 2025
TIME	5:00 pm ET
WEBCAST	Register

Learn more about Intermap here.

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth, EBITDA margin, future contracting, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266

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